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                          April 19, 2023

       Joel Lewis
       Chief Executive Officer and President
       GALECTIN THERAPEUTICS INC
       4960 Peachtree Industrial Blvd., Suite 240
       Norcross, GA 30071

                                                        Re: GALECTIN
THERAPEUTICS INC
                                                            Registration
Statement on Form S-3
                                                            Filed April 14,
2023
                                                            File No. 333-271278

       Dear Joel Lewis:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Lee